February 9, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Telvent Registration Statement on Form F-3 Registration No. 333-155933
Dear Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Telvent GIT, S.A. (the “Company”) hereby respectfully requests that the effective date for the above referenced registration statement be accelerated to 2:00 p.m. Eastern Time on February 9, 2009, or as soon thereafter as possible.
     In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Daniel Berick at 216-479-8374 if you have any questions or need any additional information.

Very truly yours, TELVENT GIT, S.A.
By:	/s/ Manuel Sánchez
Manuel Sánchez
Chief Executive Officer